December 20, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (516) 466-3132

Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021

Re: One Liberty Properties, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
Comment letter dated December 4, 2006
Response letter dated December 14, 2006
File No. 1-09279

Dear Mr. Kalish:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant